September 30, 2011

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Laura Hatch

Re: SEI Institutional Managed Trust (File No. 811-4878)

Ms. Hatch:

This letter responds to comments given by you to John J. O’Brien of Morgan, Lewis & Bockius LLP on behalf of SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for SEI Institutional Managed Trust (“SIMT”) in a telephone conversation on August 29, 2011. The comments relate to the SIMT September 30, 2010 annual report to shareholders, which was filed on Form N-CSR.

SEI provides the Trust with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trust. In connection with our responses, we acknowledge that the Trust, through its officers and directors, are primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Report. Furthermore, the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have reproduced the substance of your comments below, followed by our response.

SEC Comment 1:

In the Summary Schedule of Investments, several Funds disclose a total market value of securities on loan that is significant (i.e., greater than 20% of net assets), including, but not limited to, the Real Estate Fund (39.8% of net assets) and the Tax-Managed Small Cap Fund (37.9% of net assets). Although the risks associated with securities lending are disclosed in the Trust’s Statement of Additional Information, they are not disclosed in the Trust’s Prospectus. Please consider adding risk disclosure for securities lending to the Prospectus for those Funds that significantly engage in securities lending.

SEI Response to Comment 1:

SIMT will assess, as part of its annual update process, whether additional prospectus disclosure is necessary with respect to the Funds’ utilization of securities lending.

SEC Comment 2:

Note 9 in the Notes to the Financial Statements states that no Fund will lend portfolio securities in excess of 33.3% of the Fund’s total asset value (including the loan collateral). Please confirm that no Fund exceeded this threshold during the reporting period.

SEI Response to Comment 2:

SEI confirms that no fund exceeded the 33.3% securities lending threshold during the reporting period.

SEC Comment 3:

The Schedule of Investments for each of the Core Fixed Income and the U.S. Fixed Income Funds includes “Government” and “Sovereign” debt securities as sub-categories under the category heading “Corporate Obligations.” Please consider re-categorizing these under a separate category heading, such as “foreign government debt.”

SEI Response to Comment 3:

SEI agrees, and going forward the fixed income securities currently in the “Government” and “Sovereign” sub-categories of “Corporate Obligations” will be combined and classified into their own category labeled “Sovereign”.

SEC Comment 4:

The Schedule of Investments for each of the Core Fixed Income and the U.S. Fixed Income Funds states that each Fund wrote options. Writing options is not mentioned in either Fund’s investment strategy section in the Prospectus. If writing options is a principal investment strategy of those Funds, please consider including it in the investment strategy sections of the Prospectus.

SEI Response to Comment 4:

Writing options is not a principal investment strategy of either the Core Fixed Income or U.S. Fixed Income Funds. As a percentage of investments, each Fund’s written options for the period ended September 30, 2010 were less than 0.01%.

SEC Comment 5:

The Statement of Operations shows that neither the Large Cap Fund nor the Small Cap Fund earned income from securities lending. Although, according to each Fund’s Summary Schedule of Investments, both Funds engaged in securities lending. Please clarify why the Funds would not have income from their securities lending activities.

SEI Response to Comment 5:

The Large Cap and Small Cap funds were not in the securities lending program for the greater part of the fiscal year ended September 30, 2010. These two funds joined the program just prior to year-end in August, and the income from the program was less than $500 for the period.

Please contact Peter Rodriguez at (610) 676-3309 if you have any questions or comments.

Very truly yours,

/s/ Peter Rodriguez
Peter Rodriguez
Controller and Chief Financial Officer

cc:	Robert A. Nesher

Russell Emery

Timothy D. Barto

John J. McCue

James F. Volk

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